The Hershey Company
Bert Alfonso	100 Crystal A Drive
Senior Vice President	P. O. Box 810
Chief Financial Officer	Hershey, PA 17033-0810
Phone: 717-534-7119
Fax: 717-534-4055

November 24, 2008

VIA FAX AND EDGAR

Mr. Pradip Bhaumik, Special Counsel
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:	The Hershey Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 19, 2008
File No. 1-00183

Dear Mr. Bhaumik:

We have reviewed the comment contained in your letter dated November 12, 2008, concerning The Hershey Company’s Form 10-K for the fiscal year ended December 31, 2007.  For your convenience, we have restated the comment from your November 12, 2008 letter in bold typeface below, followed by our response.

General

1.
We are aware of a May 2008 news report that your chocolate syrup is available in Iran, a country identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding your contacts with Iran.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements.  Your response should describe any products you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of that country or entities controlled by that government.

Pradip Bhaumik
United States Securities and Exchange Commission
November 24, 2008

The Hershey Company sells products to customers and distributors located in the United States and in other countries.  Neither The Hershey Company nor any of its subsidiaries has entered into any agreement or commercial arrangement with, or had any contact with, the government of Iran or any entity controlled by the government of Iran.  Neither The Hershey Company, nor any of its subsidiaries, branches, offices or other international locations, sell any products directly to any customer or party in Iran.  In addition, none of the agreements entered into by The Hershey Company with its distributors authorize sales of Hershey products by a distributor to any party in Iran.

Hershey’s procedure for ensuring compliance with U.S. sanctions is as follows:

1)
Beginning in 2006, we have used an online research database to screen new customers and all known contacts for these proposed customers against published sanctioned party lists and embargoed countries. Since that time, we have not received any requests to establish relationships with a business partner in Iran.

2)	In 2007, we performed the same screenings on existing customers and confirmed none of our existing customers were sending product directly to Iran.

3)
During 2008, we have committed to further enhancing our screening process to ensure we are not processing orders for any country subject to economic sanctions and export controls.  We initiated a project to install a Global Trade System as a supporting system to our SAP enterprise system.  This system will screen all customers and vendors against published sanctioned party lists as well as monitor all customer sales orders to ensure we are not transacting with any embargoed countries.  We began screening our customers and vendors via this more rigid list on November 17, 2008.  We anticipate the screening of our sales orders will begin on December 8, 2008.

In addition to direct sales to customers, Hershey sells products to distributors who distribute Hershey products outside of the United States. Hershey’s agreements with its distributors only allow distributors to sell products within the territory defined in the distribution agreement. Hershey’s distribution agreements prohibit a distributor from selling products outside the defined territory. Hershey does not have any distribution agreements which include Iran as part of a territory into which Hershey products may be sold.

The Hershey Company acknowledges the following with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pradip Bhaumik
United States Securities and Exchange Commission
November 24, 2008

Please call me at (717) 534-7119 if you have any questions or need additional information.

Sincerely,

/s/ Humberto (Bert) P. Alfonso
Humberto (Bert) P. Alfonso
Senior Vice President, Chief Financial Officer

U.S. Securities and Exchange Commission
Cecilia Blye, Chief
H. Roger Schwall, Assistant Director

The Hershey Company
Burton H. Snyder, Senior Vice President, General Counsel and Secretary
Milton P. Brice, Vice President, Finance, Hershey International
Thaddeus J. Jastrzebski, Senior Vice President, President Hershey International
David W. Tacka, Vice President, Chief Accounting Officer
David J. West, President and Chief Executive Officer